Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

Opsware Inc.

Article I

The name of this corporation is Opsware Inc.

Article II

The address of the corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware 19801.  The name of its registered agent at that address is The Corporation Trust Company.

Article III

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

Article IV

The corporation is authorized to issue one class of stock to be designated as “Common Stock.”  The total number of shares of Common Stock that the corporation is authorized to issue is one thousand (1,000) shares, and each such share shall have a par value of one cent ($0.01).  The shares of Common Stock may be issued from time to time for such consideration as the board of directors of the corporation may determine.  Each holder of shares of Common Stock shall be entitled to one vote for each share of Common Stock held of record on all matters on which the holders of Common Stock are entitled to vote.

Article V

Reserved.

Article VI

The corporation is to have perpetual existence.

Article VII

In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, repeal, alter, amend and rescind the bylaws of the corporation.

Article VIII

Elections of directors need not be by written ballot unless the bylaws of the corporation shall so provide.

Article IX

Meetings of stockholders may be held within or without the State of Delaware, as the bylaws of the corporation may provide.  The books of the corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the board of directors of the corporation or in the bylaws of the corporation.

Article X

No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing clause shall not apply to any liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.  If the Delaware General Corporation Law is hereafter amended to further eliminate or limit the liability of a director of a corporation, then a director of the corporation, in addition to the circumstances set forth herein, shall have no liability as a director (or such liability shall be limited) to the fullest extent permitted by the Delaware General Corporation Law as so amended.  No repeal or modification of the foregoing provisions of this 0 nor, to the fullest extent permitted by law, any modification of law, shall adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

The corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.